                       U.S. SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)

                      Sunrise International Leasing Corporation
                     -------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                           --------------------------------
                            (Title of Class of Securities)

                                     86769K-10-5
                                    --------------
                                    (CUSIP Number)

                                    Peter J. King

                         c/o The King Management Corporation
                          5500 Wayzata Boulevard, Suite 750
                            Minneapolis, Minnesota  55416
                                    (612) 593-0051
                                   ----------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

              January 28, February 10, February 18 and February 25, 1998
           ----------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]


Check the following box if a fee is being paid with this statement:  [   ]

                                          1
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                                     SCHEDULE 13D


CUSIP No. 86769K-10-5
------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Peter J. King
      ###-##-####
------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [   ]
      (b)   [   ]
------------------------------------------------------------------------------
 3)   SEC USE ONLY

------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
------------------------------------------------------------------------------
                          7)   SOLE VOTING POWER
                                     799,576 (1)

                          -----------------------------------------------
NUMBER OF                 8)   SHARED VOTING POWER
SHARES                                    -0-
BENEFICIALLY
OWNED BY EACH             -----------------------------------------------
REPORTING                 9)   SOLE DISPOSITIVE POWER
PERSON                               799,576 (1)
WITH
                          -----------------------------------------------
                          10)   SHARED DISPOSITIVE POWER
                                          -0-
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
       799,576 (1)
------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [  X  ]
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9% (2)
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       IN
------------------------------------------------------------------------------


(1) Includes: (a) an option to purchase 270,753 shares of Common Stock of Sunrise International Leasing Corporation ("Sunrise") that was granted by Sunrise on June 18, 1997 and is exercisable immediately in full; and (b) an aggregate of 282,000 shares of Common Stock of Sunrise held by The King Management Corporation, of which Mr. King is President, Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. Does not include: (a) an option to purchase 270,753 shares of Common Stock of Sunrise that was granted by Sunrise on June 18, 1997 and is exercisable beginning on June 18, 2001; or (b) an aggregate of 276,235 shares of Common Stock of Sunrise held by the 1996 Grantor Retained Annuity Trust for the benefit of Peter King, of which Mr. Stephen Higgins is the sole trustee and has the sole power to vote and dispose of such shares.

(2) Based upon 7,787,796 shares of Common Stock outstanding as of January 30, 1998, as reflected in Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

                                          2
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                                     SCHEDULE 13D

     Pursuant to Rule 13d-2(a), this Amendment No. 4 amends Mr. King's Schedule 13D dated February 13, 1995, Amendment No. 1 thereto dated May 1, 1996, Amendment No. 2 thereto dated April 30, 1997 and Amendment No. 3 thereto dated September 19, 1997.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Sunrise International Leasing Corporation, a Delaware corporation formerly known as Sunrise Resources, Inc., a Minnesota corporation ("Sunrise"), the principal executive offices of which are located at 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Peter J. King, whose business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416. Mr. King is Chairman of the Board of Directors of Sunrise. Mr. King is also President, Chief Executive Officer and Chairman of the Board of Directors and a principal shareholder of The King Management Corporation, a corporation principally engaged in the sale and leasing of reverse vending machines, the sale of software and operating coin operated copiers. The King Management Corporation's principal business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416.

     During the last five years, Mr. King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a proceeding involving (and is not otherwise subject to) a judgment or other order prohibiting or mandating activities subject to United States federal or state securities laws.

     Mr. King is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     A total of 280,000 shares of Common Stock were acquired as described in
Item 4 below. Corporate funds of The King Management Corporation in the amount of approximately $822,995 (including brokerage commissions) were used to purchase these shares. No funds used to purchase any of the shares of Common Stock reported on this statement were borrowed.

ITEM 4.   PURPOSE OF TRANSACTION.

     The King Management Corporation purchased an aggregate of 280,000 shares of Common Stock in open market broker transactions. These shares were acquired for investment purposes. Mr. King (either individually or through The King Management Corporation) may from time to time purchase additional shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase

                                          3
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the holdings in Sunrise will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Sunrise, and general economic conditions and stock and money market conditions. At any time, Mr. King may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Other than as to matters that Mr. King, as Chairman of the Board of Sunrise, may consider and discuss with other Sunrise officers and board members from time to time, Mr. King does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through (j) of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Mr. King beneficially owns an aggregate of 799,576 shares of Common Stock, or approximately 9.9% of the outstanding shares of Common Stock (based upon Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31,
1997), and has sole voting and dispositive powers with respect to all of such shares. The 799,576 shares of Common Stock include: (a) an option to purchase 270,753 shares of Common Stock that was granted by Sunrise on June 18, 1997 that is fully exercisable; and (b) an aggregate of 282,000 shares of Common Stock held by The King Management Corporation, of which Mr. King is President, Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. The shares reported by this statement do not include: (a) an option to purchase 270,753 shares of Common Stock that was granted by Sunrise to Mr. King on June 18, 1997 and is exercisable beginning on June 18, 2001; or (b) an aggregate of 276,235 shares held by the 1996 Grantor Retained Annuity Trust for the benefit of Peter King, of which Mr. Stephen Higgins is the sole trustee and has the sole power to vote and dispose of such shares of Common Stock.

     During the past 60 days, Mr. King has not purchased or otherwise acquired any shares of Common Stock, other than through The King Management Corporation. The King Management Corporation has purchased the following number of shares of Common Stock in open market brokerage transactions for the prices per share (including brokerage commissions) and on the dates indicated below:

               ----------------------------------------------------------
                     DATE              NUMBER OF SHARES   PRICE PER SHARE
               ----------------------------------------------------------
               January 28, 1998        25,000 shares           $2.9787
               ----------------------------------------------------------
               January 28, 1998        30,000 shares           $2.9375
               ----------------------------------------------------------
               February 10, 1998       50,000 shares           $2.77
               ----------------------------------------------------------
               February 18, 1998       55,000 shares           $2.90
               ----------------------------------------------------------
               February 25, 1998      120,000 shares           $3.02
               ----------------------------------------------------------

                                          4
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Stock Option Agreement dated June 18, 1997 executed by Sunrise International Leasing Corporation in favor of Peter J. King (incorporated by reference to Exhibit 10.2 contained in Sunrise International Leasing Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File No. 0-19516)).

          Exhibit 2 Stock Option Agreement dated June 18, 1997 executed by Sunrise International Leasing Corporation in favor of Peter J. King (incorporated by reference to Exhibit 10.3 contained in Sunrise International Leasing Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File No. 0-19516)).
                                          5
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                                      SIGNATURES

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/ Peter J. King
                                   --------------------------------
February 27, 1998                   Peter J. King

                                          6
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                                    EXHIBIT INDEX


 Exhibit                Description                           Method of Filing
   No.                  -----------                          ------------------
 ------
    1    Stock Option Agreement dated June 18, 1997         Incorporated by
         executed by Sunrise International Leasing        reference to Exhibit
         Corporation in favor of Peter J. King. . . . . . 10.2 contained in the
                                                          Sunrise International
                                                          Leasing Corporation's
                                                          Quarterly Report on
                                                            Form 10-Q for the
                                                              quarter ended
                                                            December 31, 1997
                                                           (File No. 0-19516).

    2    Stock Option Agreement dated June 18, 1997          Incorporated by
         executed by Sunrise International Leasing         reference to Exhibit
         Corporation in favor of Peter J. King. . . . . . . 10.3 contained in
                                                           Sunrise International
                                                           Leasing Corporation's
                                                           Quarterly Report on
                                                            Form 10-Q for the
                                                              quarter ended
                                                            December 31, 1997
                                                           (File No. 0-19516).

                                          7